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EXHIBIT 12

CARRIAGE SERVICES, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(unaudited and in thousands)

	1999	2000	2001	2002	2003
Fixed charges:
Interest expense	$17,116	$19,679	$19,450	$18,308	$16,857
Amortization of capitalized expenses related to debt	242	1,026	894	1,442	954
Rental expense factor	876	1,606	1,516	1,529	1,221

Total fixed charges before capitalized interest and preferred stock dividends	18,234	22,311	21,860	21,279	19,032
Capitalized interest	686	770	298	184	131

Total fixed charges	18,920	23,081	22,158	21,463	19,163
Preferred stock dividends	167	88	46	—	—

Total fixed charges plus preferred dividends	$19,087	$23,169	$22,204	$21,463	$19,163

Earnings (loss) available for fixed charges:
Earnings (loss) before income taxes and cumulative effect of change in accounting principle	$19,361	$(101,035)	$11,253	$12,162	$10,599
Add fixed charges before capitalized interest and preferred stock dividends	18,234	22,311	21,860	21,279	19,032

Total earnings (loss) available for fixed charges	$37,595	$(78,724)	$33,113	$33,441	$29,331

Ratio of earnings (loss) to fixed charges(1)	1.99	(3.41)	1.49	1.56	1.53

Ratio of earnings (loss) to fixed charges plus dividends(1)	1.97	(3.40)	1.49	1.56	1.53

(1)
For purposes of computing the ratios of earnings to fixed charges and earnings to fixed charges plus dividends: (i) earnings consist of income before provision for income taxes plus fixed charges (excluding capitalized interest) and (ii) "fixed charges" consist of interest expensed and capitalized, amortization of debt discount and expense relating to indebtedness and the portion of rental expense representative of the interest factor attributable to leases for rental property. There were no dividends paid or accrued on the Company's Common Stock during the periods presented above.

* Earnings were inadequate to cover fixed charges. The coverage deficiency was $101,893 for 2000.

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CARRIAGE SERVICES, INC. COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (unaudited and in thousands)